Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-05745
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-28

Via Courier

09046828

August 20, 2009

SEC Mail Processing
Section

AUG 21 2009

Washington, DC
110

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company") - File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed are the following:

1. Press Release dated August 12, 2009;
2. Interim Financial Statements for the Second Quarter Ended June 30, 2009;
3. Interim MD&A for the Second Quarter Ended June 30, 2009;
4. Form 52-109F2 – Certification of Interim Filings – CEO dated August 12, 2009; and
5. Form 52-109F2 – Certification of Interim Filings – CFO dated August 12, 2009.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned documents by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

Keith A. Greenfield

dlw 8/27

Enclosures

cc: John Van de Pol, Rock Energy Inc.
W:\058383\0028\Letter to Sec and Exch Comm 04.doc

File No. 82-34785

PRESS RELEASE

CALGARY, August 12, 2009 Rock Energy Inc. ("Rock") (TSX:RE) announces its financial and operational results for the period ended June 30, 2009. Rock has filed its unaudited interim Consolidated Financial Statements for the period ended June 30, 2009 and related Management's Discussion and Analysis ("MD&A"). Copies of Rock's materials may be obtained on www.sedar.com and on its website at www.rockenergy.ca

Certain selected financial and operations information for the six months ended June 30, 2009, the three months ended June 30, 2009 and the 2008 comparatives are set out below and should be read in conjunction with Rock's unaudited interim Consolidated Financial Statements and MD&A.

CORPORATE SUMMARY

FINANCIAL	**Three months ended June 30, 2009**	Three months ended June 30, 2008	**Six months ended June 30, 2009**	Six months ended June 30, 2008
Oil and gas revenue ('000)	$11,621	$24,774	$23,304	$40,098
Funds from operations ('000) [(1)]	$5,195	$13,785	$9,091	$21,325
Per share – basic	$0.20	$0.53	$0.35	$0.82
– diluted	$0.20	$0.53	$0.35	$0.82
Net income (loss) ('000)	$(1,745)	$4,020	$(4,006)	$5,240
Per share – basic	$(0.07)	$0.16	$(0.15)	$0.20
– diluted	$(0.07)	$0.15	$(0.15)	$0.20
Capital expenditures('000)	$2,095	$7,439	$5,469	$23,837

	As at June 30, 2009	As at June 30, 2008
Working capital deficiency including bank debt ('000)	$34,777	$30,528
Common shares outstanding	26,207,243	25,877,642
Options outstanding	1,419,149	2,303,227

OPERATIONS	**Three months ended June 30, 2009**	Three months ended June 30, 2008	**Six months ended June 30, 2009**	Six months ended June 30, 2008
Average daily production				
Crude oil and natural gas liquids (bbls/d)	1,698	1,671	1,800	1,600
Natural gas (mcf/d)	9,785	10,689	10,631	9,151
Barrels of oil equivalent (boe/d)	3,329	3,454	3,573	3,126
Average product prices				
Crude oil and natural gas liquids ($/bbl)	$54.53	$94.05	$44.51	$81.99
Natural gas ($/mcf)	$3.59	$10.74	$4.57	$9.70
Barrels of oil equivalent ($/boe)	$38.37	$78.80	$36.04	$70.47
Field netback ($/boe)	$20.81	$48.03	$17.22	$42.01

Note [(1)] Funds from operations and funds from operations per share are non GAAP terms that represent cash generated from operating activities before changes in non-cash working capital. We consider it a key measure as it demonstrates our ability to generate the cash necessary to fund future growth through capital investment. Funds from operations may not be comparable with the calculation of similar measures for other companies. Funds from operations per share is calculated using the same share basis which is used in the determination of net income (loss) per share.

During the second quarter of 2009 Rock generated solid operating and financial results primarily from its heavy oil operations. The quarter was highlighted by the following results:

- Daily production averaged 3,329 boe per day (40% heavy oil, 11% light oil and natural gas liquids, and 49% gas);
- Generated a heavy oil field netback price of $33.99/bbl;
- Increased funds from operations for the quarter to $5.2 million ($0.20/share) representing on a per share basis an increase of 33% from the first quarter of 2009; and
- Drilled 4 (4.0 net) heavy oil wells with 100% success.

2009 Drilling	1st Quarter (Actual)	2nd Quarter (Actual)	2nd Half 2009 (Forecast)	Total
Heavy oil	-	4 (4.0 net)	16 (16.0 net)	20 (20.0 net)
Natural gas	2 (1.3 net)	-	1 (1.0 net)	3 (2.3 net)
Dry and abandoned	-	-	-	-
Total wells	2 (1.3 net)	4 (4.0 net)	17 (17.0 net)	23 (22.3 net)

Rock's daily production for the second quarter of 2009 averaged 3,329 boe per day (51% oil), and is currently estimated to be 3,300-3,400 boe per day. The company has concluded the drilling of an additional four heavy oil wells in the Plains region in July with 100% success and production from these new wells plus the four drilled in the second quarter is expected to add 300-350 boe per day in the third quarter.

Financially, Rock generated funds from operations of $5.2 million ($0.20 per basic and diluted share) in the second quarter of 2009, which is up 33% from the previous quarter. Rock's realized price in the second quarter of 2009 was $38.37 per boe compared to $33.97 per boe in the first quarter of this year generating a funds flow per boe of $17.15 (compared to $11.34 per boe in the previous quarter). The main reason for the increase in price realizations can be attributed to the increase in oil prices combined with the significant decrease in heavy oil differentials. These positive price movements more than offset the decline in gas prices. Currently Rock has not hedged commodity prices on any production. Net capital expenditures for the second quarter were $2.1 million and total debt at the end of the period was $34.8 million (against total bank credit lines of $47 million). Total expenditures were down from the previous quarter as activities were impacted by spring break-up and a conscious decision to maintain strict control on capital spending.

Rock's heavy oil operations continue to generate outstanding operational and financial results. During the second quarter of 2009 our heavy oil received an average field price of $56.56/bbl. Netting off actual operating costs of $13.62/bbl, and royalties of $8.95/bbl generates a field netback price of $33.99/bbl. Rock's historical three year finding cost for heavy oil has been $12.26/bbl generating a recycle ratio of 2.8. On a go forward basis we have been able to reduce our total drilling costs to $500 thousand per well and in Alberta these wells qualify for a royalty drilling incentive of $140 thousand making the net cost to Rock $360 thousand per well. With these cost reductions the go forward finding and development costs have been reduced to approximately $5.00-7.00/bbl generating a recycle ratio of over 6.0. With this type of opportunity, management has recommended, and the Board of Directors has approved an increase in the capital program to $19 million. The extra capital will be used to drill an additional 12 (12.0 net) heavy oil wells in the Plains core area. The drilling projects associated with the increased capital budget will be completed in the second half of 2009, and consequently will only generate a small increase to the average production for 2009. With the success we have had so far this year and the additional spending approved by the Board of Directors, we have updated our guidance and revised our forecast of prices for the remaining half of the year with WTI oil at US$67.50 per bbl, AECO gas at $3.75 per mcf, and US/Canadian dollar exchange rate equal to 0.92. We are forecasting production to average 3,300-3,500 boe per day for the year and exit the year at 3,400-3,600 boe per day, generating funds from operations of approximately $19 million ($0.75 per basic share) and year-end debt of approximately $38 million or 1.7 times fourth quarter 2009 annualized funds from operations.

Rock is a company with a diversified production base balanced between oil and gas that is able to prosper through the cycles in commodity prices. The Company is in a strong financial position with a foundation of funds flow and excess debt capacity. The success of our drilling programs continues to build momentum as we experience success adding production and follow-up drilling locations. Our team of professionals has developed a drilling inventory of over 110 locations on our existing lands (60 oil and 50 gas) which will carry our growth program through 2009, 2010 and into 2011. Today we are taking advantage of the price and cost structures to harvest some of our heavy oil drilling locations, but we are also working hard to test some exciting gas resource exploitation play concepts in our Elmworth and Saxon natural gas areas. Rock continues to pursue complimentary acquisitions and mergers to take advantage of the current market conditions and to potentially add another significant core area of operations to our strong portfolio of opportunities.

Advisory

This press release contains forward-looking statements that involve known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Rock's control that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rock believes that the expectations reflected in those forward-looking statements are reasonable at the time made but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of such information, as the case may be, and may be superseded by subsequent events. Rock does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable law.
This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf to 1 barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please visit our website at www.rockenergy.ca or contact:

Allen J. Bey
President & CEO
(403) 218-4380

or

John H. Van de Pol
Vice President, Finance & CFO
(403) 218-4380

ROCK ENERGY INC.

Interim Consolidated Balance Sheets

June 30, 2009 and December 31, 2008
(unaudited)

(all amounts in $'000)	**June 30, 2009**	December 31, 2008
Assets		
Current Assets		
Accounts receivable	**$6,885**	$11,896
Prepaid expenses and deposits	**1,674**	908
	8,559	12,804
Property, plant and equipment (note 2)	**129,047**	137,706
	$137,606	$150,510
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	**$7,584**	$17,251
Bank debt (note 6)	**35,752**	34,175
	43,336	51,426
Future tax liability	**3,533**	5,565
Asset retirement obligation (note 7)	**4,685**	4,497
Shareholders' Equity		
Share capital (note 4)	**81,830**	81,600
Contributed surplus (note 4)	**4,264**	3,458
Retained earnings (deficit)	**(42)**	3,964
	86,052	89,022
	$137,606	$150,510

Commitments (note 9)

See accompanying notes to unaudited interim consolidated financial statements.

ROCK ENERGY INC.

Interim Consolidated Statements of Income, Comprehensive Income and Retained Earnings
(unaudited)

(all amounts in $'000 except per share amounts)	**Three months ended June 30, 2009**	Three months ended June 30, 2008	**Six months ended June 30, 2009**	Six months ended June 30, 2008
Revenues				
Crude oil and natural gas revenue	**$11,621**	$24,774	**$23,304**	$40,098
Royalties	**(1,563)**	(5,195)	**(4,178)**	(8,532)
	10,058	19,579	**19,126**	31,566
Expenses:				
Operating	**3,755**	4,480	**7,993**	7,659
General and administrative	**781**	765	**1,434**	1,558
Interest	**277**	462	**535**	849
Stock based compensation (note 5)	**624**	315	**813**	607
Depletion, depreciation and accretion	**6,695**	7,399	**14,316**	13,188
	12,132	13,421	**25,091**	23,861
Income (loss) before income taxes	**(2,074)**	6,158	**(5,965)**	7,705
Taxes				
Provincial capital taxes	**50**	65	**73**	85
Future income taxes (reduction) (note 8)	**(379)**	2,073	**(2,032)**	2,380
Net income (loss) and comprehensive income (loss)	**(1,745)**	4,020	**(4,006)**	5,240
Retained earnings, beginning of period	**1,703**	3,293	**3,964**	2,073
Retained earnings (deficit), end of period	**$(42)**	$7,313	**$(42)**	$7,313
Earnings (loss) per share (note 4)				
Basic	**$(0.07)**	$0.16	**$(0.15)**	$0.20
Diluted	**$(0.07)**	$0.15	**$(0.15)**	$0.20

See accompanying notes to unaudited interim consolidated financial statements.

ROCK ENERGY INC.

Interim Consolidated Statements of Cash Flows
(unaudited)

(all amounts in $'000)	**Three months ended June 30, 2009**	Three months ended June 30, 2008	**Six months ended June 30, 2009**	Six months ended June 30, 2008
Cash provided by (used in):				
Operating:				
Net income (loss)	**$(1,745)**	$4,020	**$(4,006)**	$5,240
Asset retirement expenditures	**-**	(22)	**-**	(90)
Add (less) non-cash items:				
Depletion, depreciation and accretion	**6,695**	7,399	**14,316**	13,188
Stock-based compensation	**624**	315	**813**	607
Future income taxes (reduction)	**(379)**	2,073	**(2,032)**	2,380
	5,195	13,785	**9,091**	21,325
Changes in non-cash working capital	**(4,166)**	(2,823)	**(3,137)**	(3,378)
	1,029	10,962	**5,954**	17,947
Financing:				
Issuance of common shares	**226**	-	**226**	-
Repurchase of stock options	**(2)**	(7)	**(2)**	(7)
Bank debt	**735**	2,093	**1,577**	5,526
	959	2,086	**1,801**	5,519
Investing:				
Property, plant and equipment	**(2,095)**	(7,439)	**(5,469)**	(23,837)
Disposition of property, plant and equipment	**-**	1,094	**-**	1,094
Changes in non-cash working capital	**107**	(6,703)	**(2,286)**	(723)
	(1,988)	(13,048)	**(7,755)**	(23,466)
Change in cash	**-**	-	**-**	-
Cash, beginning of period	**-**	-	**-**	-
Cash, end of period	**$-**	$-	**$-**	$-
Interest and cash taxes paid and received:				
Interest paid	**$277**	$462	**$535**	$849
Provincial capital taxes paid	**$138**	$45	**$161**	$65

See accompanying notes to unaudited interim consolidated financial statements.

For the Period Ended June 30, 2009 (all amounts in $'000 except per share amounts)

These unaudited interim consolidated financial statements include the accounts of Rock Energy Inc. ("Rock" or the "Company") and its wholly-owned subsidiaries, Rock Energy Ltd. and Rock Energy Production Partnership. These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year ended December 31, 2008 except as disclosed in note 1 below. The disclosures herein are incremental to those included with the annual consolidated financial statements. These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2008. Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from these estimates.

1. Changes in Accounting Policies

New Accounting Standard:

As at January 1, 2009 the Company adopted the new standards for Goodwill and Intangible Assets. Handbook Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standards concerning goodwill are unchanged from the previous standard, resulting in no impact to the consolidated interim financial statements of the Company.

Pending Accounting Changes:

In January 2009, the CICA issued new standards for Business Combinations. This standard is effective January 1, 2011 and applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2011 for the Company. Early adoption is permitted. This standard replaces, Business Combination and harmonizes the Canadian standards with IFRS. This standard was amended to require additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure. Adopting this standard is expected to have a significant impact on the way the Company accounts for future business combinations.

In 2008, the CICA Accounting Standards Board confirmed the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The eventual changeover to IFRS represents changes due to new accounting standards. The Company continues to monitor and assess the impact of the convergence of Canadian GAAP and IFRS but has not at this time made any determination on the impact on the Company's financial statements.

2. Property, Plant and Equipment

	June 30, 2009	December 31, 2008
Petroleum and gas properties	$205,737	$200,994
Other assets	2,216	1,432
	207,953	202,426
Accumulated depletion and depreciation	(78,906)	(64,720)
	$129,047	$137,706

At June 30, 2009, the depletable base for the petroleum and gas properties included $11,987 (December 31, 2008 - $11,704) of future development costs and excluded $14,932 (December 31, 2008 – $15,425) of unproved property costs.

During the six months ended June 30, 2009, $752 (June 30, 2008 – $823) of administrative costs relating to exploration and development activities were capitalized as part of property, plant and equipment.

3. Risk Management and Financial Instruments:

Commodity Price Risk:

Due to the volatile nature of commodity prices the Company is potentially exposed to adverse consequences if commodity prices decline. However, if commodity prices are hedged potential upside gains may also be forfeited. As of June 30, 2009 the Company did not have any commodity price contracts.

Foreign Currency Exchange Risk:

The Company is exposed to foreign currency fluctuations as crude oil and gas prices received are referenced in U.S. dollar denominated prices. As of June 30, 2009 the Company did not have any foreign currency exchange contracts in place.

Credit Risk:

Substantially all of the accounts receivable are with customers, joint venture partners and oil and gas marketers and are subject to normal industry credit risks. Receivables from customers and joint venture partners are generally collected within one to three months. The Company attempts to mitigate this risk by entering into transactions with long-standing and reputable organizations and by obtaining partner approval of significant capital expenditures and payment of cash advances wherever possible. Further risk exists with joint venture partners as disagreements occasionally arise and may increase the potential for non-collection. Currently, there is no indication that amounts are non-collectable thus, an allowance has not been set up. Receivables related to oil and gas marketers are normally collected on the 25th day of the month following production. To mitigate the risk on these receivables the Company will predominately establish relationships with large marketers who have strong credit ratings and solid reputations. Historically, the Company has not experienced any issues in collecting from its oil and gas marketers. As at June 30, 2009 the Company's receivables consisted of $1,628 (December 31, 2008 - $7,966) from joint venture partners, $5,066 (December 31, 2008 - $3,397) from oil and gas marketers, and $191 (December 31, 2008 - $533) of other trade receivables.

Fair Value of Financial Instruments:

The Company's exposure under its financial instruments is limited to financial assets and liabilities, all of which are included in these financial statements. The fair values of the financial assets and liabilities included in the balance sheet approximate their carrying amounts.

Interest Rate Risk:

The Company is exposed to interest rate risk to the extent that bank debt is at a floating short term rate of interest. The Company does not have any financial or interest rate contracts in place as of June 30, 2009. A 1% change to the floating short term interest rates is estimated to result in a $64 change in net income for the second quarter 2009.

4. Share Capital and Contributed Surplus

Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value of which none have been issued.

Common Shares issued:

	Number	Amount
Issued and outstanding on December 31, 2007	25,877,642	$81,600
Future tax effect of flow-through share renouncements (i)	-	(98)
Issued on exercise of stock options	13,334	59
Issued for flow-through shares (ii)	8,867	39
Issued and outstanding on December 31, 2008	25,899,843	81,600
Issued on for flow-through shares (iii)	300,000	219
Issues on exercise of stock options	7,400	11
Issued and outstanding on June 30, 2009	26,207,243	$81,830

(i) The Company issued flow-through shares to new management appointees. By February 29, 2008 all of the renouncements were made.

(ii) In accordance with the Company's stock option plan, some options were exercised in exchange for flow-through shares of the Company.

(iii) The Company issued flow through shares to a new management appointee in April 2009.

Per share amounts:

Per share amounts have been calculated on the weighted average number of shares outstanding. The weighted average common shares outstanding for the three month period ended June 30, 2009 was 26,157,555 (June 30, 2008 – 25,877,642) and 26,029,411 (June 30, 2008 – 25,877,642) for the six months ended June 30, 2009.

In computing the diluted per share amount for the three month period ended June 30, 2009 7,837 (June 30, 2008 – 190,380) additional shares were added to the weighted average number of common shares outstanding for the dilutive effect of employee stock options. For the six months ended June 30, 2009 no additional shares were added to the weighted average shares outstanding for the dilutive effect of employee stock options.

Stock options:

The Company has a stock option plan ("Plan") under which it may grant options to directors, officers and employees for the purchase of up to 10% of the issued and outstanding common shares of the Company. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors. The initial grant of options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. Options granted to replace an expiring tranche, if applicable, vest in two years and expire in three years. The following tables summarize the stock options outstanding at June 30, 2009.

	Number of Options	Weighted Average Exercise Price
December 31, 2007	2,307,822	$3.42
Granted	444,532	$2.92
Exercised (i)	(198,240)	$3.26
Forfeited	(423,328)	$3.28
Expired	(386,582)	$4.61
December 31, 2008	1,744,204	$3.09
Granted	1,402,399	$0.87
Exercised (ii)	(11,084)	$0.94
Forfeited	(1,669,704)	$3.03
Expired	(46,666)	$4.79
June 30, 2009	1,419,149	$0.92

(i) 184,906 options were put back to the Company for the in-the-money gain.
(ii) 3,684 options were put back to the Company for the in-the-money gain.

	Outstanding Options			Exercisable Options	
Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Years to Expiry	Number of Options	Weighted Average Exercise Price
$0.84 - $0.99	1,319,149	$0.87	2.8	43,551	$0.94
$1.61	100,000	$1.61	2.4	-	-
	1,419,149	$0.92	2.8	43,551	$0.94

Contributed Surplus:

The contributed surplus as at June 30, 2009 of $4,264 (December 31, 2008 $3,458) increased $813 (June 30, 2008 $600) for stock based compensation charges for the six month period ended June 30, 2009.

5. Stock Based Compensation

Options granted are accounted for using the fair value method. The fair value of 1,402,399 common share options granted during the six months ended June 30, 2009 was estimated to be $775. The fair value of these common share options as at the grant date is determined using the Black-Scholes option pricing model with the following assumptions.

Risk free interest rate:	2.5%	Expected volatility:	108%
Expected life:	3 year average	Expected dividend yield:	0%

6. Bank Debt

The Company has a demand operating credit facility with a Canadian chartered bank subject to the bank's valuation of the Company's oil and gas properties. The limit under the facility at June 30, 2009 is $47 million. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee, which varies depending on the Company's debt to funds from operations ratio. The facility also bears a standby charge for un-drawn amounts. The amount of the facility is subject to a borrowing base test performed on a periodic basis by the lender, based primarily on reserves and using commodity prices estimated by the lender as well as other factors. A decrease in the borrowing base could result in a reduction to the credit facility. The next interim review for the facility is to be completed by October 1, 2009.

7. Asset Retirement Obligation

The asset retirement obligation results from net ownership interests in petroleum and gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligation at June 30, 2009 at approximately $7,783 (December 31, 2008 - $7,716). A credit adjusted risk free rate of 8% (June 30, 2008 – 8%) and an inflation rate of 1.5% (June 30, 2008 – 1.5%) were used to calculate the fair value of the asset retirement obligation. These obligations are expected to be incurred from the current year through to 2028 and are expected to be funded through general corporate funds at the time of retirement.

The following table outlines a reconciliation of the asset retirement obligation:

Asset retirement obligation	Six months ended June 30, 2009	Year ended December 31, 2008
Opening balance	$4,497	$3,840
Liabilities incurred/acquired during period	58	549
Accretion	130	260
Dispositions and change in estimate	-	(58)
Actual retirement costs	-	(94)
Closing balance	$4,685	$4,497

8. Income Taxes

The provision for income taxes varies from the amount that would be computed by applying the expected tax rate to net income (loss) before income taxes. The expected tax rate used was 29.8% (June 30, 2008: 30.0%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	Six months ended June 30, 2009	Six months ended June 30, 2008
Income (loss) before income taxes	$(5,965)	$7,705
Statutory income tax rate	29.8%	30.0%
Expected income taxes (reduction)	$(1,778)	$2,312
Add (deduct):		
Stock-based compensation	242	182
Change in Rate	(476)	(251)
Other	(20)	137
Future income taxes (reduction)	$(2,032)	$2,380

9. Commitments

The Company has the following obligations with fixed terms:

	2009	2010	2011	2012
Office lease premises	$414	$828	$828	$552
Processing arrangements	$180	$288	$238	$159

10. Capital Disclosures

In order to continue the Company's future exploration and development program, the Company must maintain a strong capital base. A strong capital base results in increased market confidence, an essential factor in maintain existing shareholders and in attracting new investors. The Company's commitment is to establish and maintain a strong capital base to enable the Company to access the equity and debt markets when deemed advisable. In order to maintain a strong capital base, the Company continually monitors the risk reward profile of its exploration and development projects and the economic indicators in the market including commodity prices, interest rates and foreign exchange rates. It then determines increases or decreases to its capital budget.

The Company considers shareholders equity, bank debt and working capital as components of its capital base. The Company can access or increase capital through the issuance of shares, through bank borrowings, that are based on crude oil and natural gas reserves, and by building cash reserves by reducing its capital expenditure program.

The Company monitors its capital based primarily on its debt to annualized funds flow ratio. Debt includes bank debt plus or minus working capital. Annualized funds flow is calculated as cash flow from operations before changes in non-cash working capital from the Company's most recent quarter multiplied by four. The Company's strategy is to targetthis ratio at 1.5:1 depending on the timing and nature of the Company's activities. To facilitate the management and control of this ratio, the Company prepares an annual operating and capital expenditure budget. The budget is updated when critical factors change. These factors include economic factors such as the state of equity markets, changes to commodity prices, interest rates and foreign exchange rates and non economic factors such as the Company's drilling results and its production profile. The Company's board of directors approves the budget and changes thereto.

At June 30, 2009, the Company's debt to funds flow ratio was 1.7:1. The ratio is lower at the end of the second quarter of 2009 compared to the first quarter of 2009 which was 2.4:1 due to the decrease in activity levels and an improvement in crude oil prices.

The Company's share capital is not subject to external restrictions but the Company does have financial covenants in regards to its operating bank facility. The facility requires that the Company maintain a working capital ratio, as defined, of not less than 1:1. The calculation allows for the unused portion of the credit facility to be added to current assets and deduction of the current portion of bank debt from the current liabilities. The Company was in compliance with this covenant as at June 30, 2009.


Built
TO THRIVE

rockenergy TSX: RE

2009 Second Quarterly Report Q2 09

For the six months ended June 30, 2009

CORPORATE SUMMARY

FINANCIAL	**Three months ended June 30, 2009**	Three months ended June 30, 2008	**Six months ended June 30, 2009**	Six months ended June30, 2008
Oil and gas revenue ('000)	**$11,621**	**$24,774**	**$23,304**	**$40,098**
Funds from operations ('000) [1]	**$5,195**	**$13,785**	**$9,091**	**$21,325**
Per share – basic	**$0.20**	**$0.53**	**$0.35**	**$0.82**
– diluted	**$0.20**	**$0.53**	**$0.35**	**$0.82**
Net income (loss) ('000)	**$(1,745)**	**$4,020**	**$(4,006)**	**$5,240**
Per share – basic	**$(0.07)**	**$0.16**	**$(0.15)**	**$0.20**
– diluted	**$(0.07)**	**$0.15**	**$(0.15)**	**$0.20**
Capital expenditures ('000)	**$2,095**	**$7,439**	**$5,469**	**$23,837**

	As at June 30, 2009	As at June 30, 2008
Working capital deficiency including bank debt ('000)	**$34,777**	**$30,528**
Common shares outstanding	**26,207,243**	**25,877,642**
Options outstanding	**1,419,149**	**2,303,227**

OPERATIONS	**Three months ended June 30, 2009**	Three months ended June 30, 2008	**Six months ended June 30, 2009**	Six months ended June 30, 2008
Average daily production				
Crude oil and natural gas liquids (bbls/d)	**1,698**	**1,671**	**1,800**	**1,600**
Natural gas (mcf/d)	**9,785**	**10,689**	**10,631**	**9,151**
Barrels of oil equivalent (boe/d)	**3,329**	**3,454**	**3,572**	**3,126**
Average product prices				
Crude oil and natural gas liquids ($/bbl)	**$54.53**	**$94.05**	**$44.51**	**$81.99**
Natural gas ($/mcf)	**$3.59**	**$10.74**	**$4.57**	**$9.70**
Barrels of oil equivalent ($/boe)	**$38.37**	**$78.80**	**$36.04**	**$70.47**
Field netback ($/boe)	**$20.81**	**$48.03**	**$17.22**	**$42.01**

Note [1] Funds from operations and funds from operations per share are non GAAP terms that represent cash generated from operating activities before changes in non-cash working capital. We consider it a key measure as it demonstrates our ability to generate the cash necessary to fund future growth through capital investment. Funds from operations may not be comparable with the calculation of similar measures for other companies. Funds from operations per share is calculated using the same share basis which is used in the determination of net income (loss) per share.

PRESIDENT'S MESSAGE

During the second quarter of 2009 Rock generated solid operating and financial results primarily from its heavy oil operations. The quarter was highlighted by the following results:

- Daily production averaged 3,329 boe per day (40% heavy oil, 11% light oil and natural gas liquids, and 49% gas);
- Generated a heavy oil field netback price of $33.99/bbl;
- Increased funds from operations for the quarter to $5.2 million ($0.20/share) representing on a per share basis an increase of 33% from the first quarter of 2009; and
- Drilled 4 (4.0 net) heavy oil wells with 100% success.

2009 Drilling	1st Quarter (Actual)	2nd Quarter (Actual)	2nd Half 2009 (Forecast)	**Total**
Heavy oil	-	4 (4.0 net)	16 (16.0 net)	20 (20.0 net)
Natural gas	2 (1.3 net)	-	1 (1.0 net)	3 (2.3 net)
Dry and abandoned wells	-	-	-	-
Total wells	2 (1.3 net)	4 (4.0 net)	17 (17.0 net)	23 (22.3 net)

Rock's daily production for the second quarter of 2009 averaged 3,329 boe per day (51% oil), and is currently estimated to be 3,300-3,400 boe per day. The company has concluded the drilling of an additional four heavy oil wells in the Plains region in July with 100% success and production from these new wells plus the four drilled in the second quarter is expected to add 300-350 boe per day in the third quarter.

Financially, Rock generated funds from operations of $5.2 million ($0.20 per basic and diluted share) in the second quarter of 2009, which is up 33% from the previous quarter. Rock's realized price in the second quarter of 2009 was $38.37 per boe compared to $33.97 per boe in the first quarter of this year generating a funds flow per boe of $17.15 (compared to $11.34 per boe in the previous quarter). The main reason for the increase in price realizations can be attributed to the increase in oil prices combined with the significant decrease in heavy oil differentials. These positive price movements more than offset the decline in gas prices. Currently Rock has not hedged commodity prices on any production. Net capital expenditures for the second quarter were $2.1 million and total debt at the end of the period was $34.8 million (against total bank credit lines of $47 million). Total expenditures were down from the previous quarter as activities were impacted by spring break-up and a conscious decision to maintain strict control on capital spending.

Rock's heavy oil operations continue to generate outstanding operational and financial results. During the second quarter of 2009 our heavy oil received an average field price of $56.56/bbl. Netting off actual operating costs of $13.62/bbl, and royalties of $8.95/bbl generates a field netback price of $33.99/bbl. Rock's historical three year finding cost for heavy oil has been $12.26/bbl generating a recycle ratio of 2.8. On a go forward basis we have been able to reduce our total drilling costs to $500 thousand per well and in Alberta these wells qualify for a royalty drilling incentive of $140 thousand making the net cost to Rock $360 thousand per well. With these cost reductions the go forward finding and development costs have been reduced to approximately $5.00-7.00/bbl generating a recycle ratio of over 6.0. With this type of opportunity, management has recommended, and the Board of Directors has approved an increase in the capital program to $19 million. The extra capital will be used to drill an additional 12 (12.0 net) heavy oil wells in the Plains core area. The drilling projects associated with the increased capital budget will be completed in the second half of 2009, and consequently will only generate a small increase to the average production for 2009. With the success we have had so far this year and the additional spending approved by the Board of Directors, we have updated our guidance and revised our forecast of prices for the remaining half of the year with WTI oil at US$67.50 per bbl, AECO gas at $3.75 per mcf, and US/Canadian dollar exchange rate equal to 0.92. We are forecasting production to average 3,300-3,500 boe per day for the year and exit the year at 3,400-3,600 boe per day, generating funds from operations of approximately $19 million ($0.75 per basic share) and year-end debt of approximately $38 million or 1.7 times fourth quarter 2009 annualized funds from operations.

Rock is a company with a diversified production base balanced between oil and gas that is able to prosper through the cycles in commodity prices. The Company is in a strong financial position with a foundation of funds flow and excess debt capacity. The success of our drilling programs continues to build momentum as we experience success adding production and follow-up drilling locations. Our team of professionals has developed a drilling inventory of over 110 locations on our existing lands (60 oil and 50 gas) which will carry our growth program through 2009, 2010 and into 2011. Today we are taking advantage of the price and cost structures to harvest some of our heavy oil drilling locations, but we are also working hard to test some exciting gas resource exploitation play concepts in our Elmworth and Saxon natural gas areas. Rock continues to pursue complimentary acquisitions and mergers to take advantage of the current market conditions and to potentially add another significant core area of operations to our strong portfolio of opportunities.

On behalf of the Board of Directors,

(signed) "Allen J. Bey"
August 12, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

Rock Energy Inc. ("Rock" or the "Company") is a public energy company engaged in the exploration for and development and production of crude oil and natural gas, in Western Canada. Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions.

Rock evaluates its performance based on net income, field netback, funds from operations and finding and development costs. Funds from operations are a measure used by the Company to analyze operations, performance, leverage and liquidity. Field netback is a benchmark used in the oil and gas industry to measure the contribution of the oil and natural gas operations following the deduction of royalties, transportation costs, and operating expenses. Finding and development cost is another benchmark used in the oil and gas industry to measure the capital costs incurred by the Company to find and bring reserves on stream.

Rock faces competition in the oil and gas industry for resources, both technical personnel and third party services, and capital financing. The Company is addressing these issues through the addition of personnel with the expertise to develop opportunities on existing lands and control both operating and administrative cost structures. Rock also seeks to obtain the best commodity price available based on the quality of our produced commodities.

The following discussion and analysis is dated August 12, 2009 and is management's assessment of Rock's historical financial and operating results, together with future prospects, and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008. The discussion provided herein is incremental to that included in management's discussion and analysis in respect of its audited consolidated financial statements for the year ended December 31, 2008.

Basis of Presentation

Financial measures referred to in this discussion, such as funds from operations and funds from operations per share, are not prescribed by generally accepted accounting principles ("GAAP"). Funds from operations are a key measure that demonstrates the ability to generate cash to fund capital expenditures. Funds from operations is calculated by taking cash provided by operations from the consolidated statement of cash flows and adding back changes in non-cash working capital. Funds from operations per share is calculated using the same share basis which is used in the determination of net income (loss) per share. These non GAAP financial measures may not be comparable to similar measures presented by other companies. These financial measures are not intended to represent operating profits for the period nor should they be viewed as an alternative to cash provided by operating activitiesor other measures of financial performance calculated in accordance with GAAP.

All barrels of oil equivalent ('boe") conversions in this report are derived by converting gas to oil in the ratio of six thousand cubic feet ("mcf") of gas to one barrel ("bbl") of oil. Certain financial values are presented on a boe basis and such measurements may not be consistent with those used by other companies. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Certain statements and information contained in this document, including but not limited to management's assessment of Rock's future plans and operations, production, reserves, revenue, commodity prices, operating and administrative expenditures, wells drilled, acquisitions and dispositions, funds from operations, capital expenditure programs and debt levels, contain forward-looking statements. All statements other than statements of historical fact may be forward looking statements. These statements, by their nature, are subject to numerous risks and uncertainties, some of which are beyond Rock's control including the effect of general economic conditions, industry conditions, regulatory and taxation regimes, volatility of commodity prices, currency fluctuations, the availability of services, imprecision of reserve estimates, geological, technical, drilling and processing problems, environmental risks, weather, the lack of availability of qualified personnel or management, stock market volatility, the ability to access sufficient capital from internal and external sources and competition from other industry participants for, among other things, capital, services, acquisitions of reserves, undeveloped lands and skilled personnel that may cause actual results or events to differ materially from those anticipated in the forward looking statements. Such forward-looking statements, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made and should not unduly be relied on. These statements speak only as of the date of this document. Rock does not intend and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All financial amounts are in thousands of Canadian dollars unless otherwise noted.

Outlook

Rock issued guidance on March 12, 2009 for projected 2009 results. The Company is updating its guidance at this time to reflect higher oil prices, reduced gas prices and an increase to the capital budget. The additional capital is expected to be spent primarily on drilling an additional 12 (12.0 net) heavy oils wells in the Plains core area. The new heavy oil drilling projects are expected to be on production later in the year and early 2010 and consequently should have little impact on the average production for the year while the exit production rate has increased to 3,400 – 3,600 boe per day. Second quarter 2009 production and crude oil prices have been higher than budgeted and are contributing to the overall increase in funds from operations for the year. We have increased our WTI price forecast for the last half of the year by approximately $20 per barrel to $67.50 per barrel. With natural gas prices we have reduced our estimate for the last half of the year by $1.25 per mcf to $3.75 per mcf and adjusted the foreign exchange rate to $0.92 reflecting the recent improvement in the Canadian dollar. With these forecast changes, funds from operations are projected to increase 10% to $19.3 million ($0.75 per basic share) and year end debt levels are expected to rise slightly to $38 million as the increase in capital expenditures is more than the increase in funds from operations. Year end debt to annualized fourth quarter funds from operations ratio is expected to be to 1.7:1.0. The table below provides Rock's previous and current guidance.

	March 12, 2009 Guidance	August 12, 2009 Guidance	Change
2009 Production (boe/d)			
Annual	3,200 – 3,400	3,300 – 3,500	3%
Exit	3,100 – 3,300	3,400 – 3,600	9%
2009 Funds from operations			
Annual - $	$17.5 million	$19.3 million	10%
Annual - $ per share	$0.68	$0.75	10%
2009 Capital budget			
Expenditures	$15million	$19 million	27%
Wells drilled	12	22-23	92%
Total year end debt	$36 million	$38 million	6%
Pricing (July to Dec)			
Oil – WTI	US$47.00/bbl	US$67.50/bbl	44%
Natural gas – AECO	$5.00/mcf	$3.75/mcf	(25)%
Cdn/US dollar	0.80	0.92	15%

Production

Production by Product	3 Months Ended 06/30/09	3 Months Ended 06/30/08	Quarterly Change	6 Months Ended 06/30/09	6 Months Ended 06/30/08	Change
Natural gas (mcf/d)	9,785	10,689	(8%)	10,631	9,151	16%
Light oil (bbl/d)	135	220	(39%)	138	217	(36%)
Heavy oil (bbl/d)	1,347	1,159	16%	1,432	1,191	20%
Natural gas liquids (bbl/d)	216	293	(26%)	230	193	19%
boe/d (6:1)	3,329	3,454	(4%)	3,572	3,126	14%

Production for the six months ended June 30, 2009 has increased 14% over the same period last year due to new natural gas production brought on stream at our Saxon and Elmworth properties in West Central Alberta and increased heavy oil production within the Plains core area. Given the current low natural gas price environment, a limited amount of natural gas drilling activity is anticipated for the remainder of 2009 as the company focused on building future gas drilling opportunities. Rock currently anticipates drilling an additional 16 heavy oil wells in the third and fourth quarter of 2009. Production growth for the rest of the year is expected to come from the heavy oil drilling program that started in June 2009.

Product Prices

Realized Product Prices	3 Months Ended 06/30/09	3 Months Ended 06/30/08	Quarterly Change	6 Months Ended 06/30/09	6 Months Ended 06/30/08	Change
Natural gas ($/mcf)	3.59	10.74	(67%)	4.57	9.70	(53%)
Light oil ($/bbl)	61.62	116.82	(47%)	50.04	103.20	(52%)
Heavy oil ($/bbl)	56.56	90.20	(37%)	45.35	77.47	(41%)
Natural gas liquids ($/bbl)	37.44	92.18	(59%)	36.03	86.01	(58%)
boe (6:1)	$38.37	$78.77	(51%)	$36.04	$70.39	(49%)
Average Benchmark Prices						
Natural gas – Henry Hub Daily Spot (US$/mcf)	3.71	11.38	(67%)	4.14	10.02	(59%)
Natural gas – AECO C Daily Spot ($/mcf)	3.46	10.22	(66%)	4.21	9.10	(54%)
Oil – WTI Cushing (US$/bbl)	59.62	123.98	(52%)	51.35	110.94	(54%)
Oil – Edmonton light ($/bbl)	65.90	126.07	(48%)	57.78	111.79	(48%)
Heavy oil – Western Canadian Select ("WCS") ($/bbl)	60.71	103.32	(41%)	51.63	90.01	(43%)
US$/Cdn$ exchange rate	0.858	0.990	(13%)	0.831	0.993	(16%)

Commodity prices weakened considerably during the second quarter of 2009 over the prior year. However, oil prices have recovered from the lows set in the late fall of 2008. Heavy oil prices have not only benefited from rising WTI prices since the first quarter of 2009, but also a significant narrowing of the heavy oil price differential. Corporate heavy oil prices in the second quarter of 2009 were $56.56 per barrel as differentials relative to Edmonton light par price were only 14% in the second quarter of 2009 compared to 28% in the second quarter of 2008. Heavy oil pricing is expected to continue to benefit from traditional stronger summer seasonal demand. The futures market indicates that WTI prices should remain around US$70 per barrel for the rest of the year. Natural gas prices have continued to fall from the first quarter 2009 due to continued weakness in industrial demand and high inventory levels. The current AECO natural gas price is approximately $3.30/mcf or 54% lower than the 2008 year end natural gas price. Rock has not hedged any of its commodity prices on production at this point in time.

Revenue

	3 Months Ended 06/30/09	3 Months Ended 06/30/08	Quarterly Change	6 Months Ended 03/30/09	6 Months Ended 06/30/08	Change
Oil and gas revenue	$11,621	$24,774	(53%)	$23,304	$40,098	(42%)

Although overall production levels for the six months ended June 30, 2009 increased 14% relative to the prior year period a significant reduction in commodity prices resulted in a decrease to oil and gas revenue. Similarly, for the second quarter of 2009 oil and gas revenue was down primarily due to reduced commodity prices.

Royalties

	3 Months Ended 06/30/09	3 Months Ended 06/30/08	Quarterly Change	6 Months Ended 06/30/09	6 Months Ended 06/30/08	Change
Royalties	$1,563	$5,195	(70)%	$4,178	$8,532	(51)%
As percentage of oil and gas revenue	13.5%	21.0%	(36)%	17.9%	21.3%	(16)%
Per boe (6:1)	$5.16	$16.53	(69%)	$6.46	$15.00	(57)%

Royalties for the periods ended June 30, 2009 are significantly lower on an absolute, percentage and per boe basis in comparison to the same periods of 2008. This is primarily a result of significantly reduced commodity prices. In addition, the second quarter of 2009 includes a reduction to gas crown royalties of approximately $400 thousand relating to available deductions for major capital costs incurred in 2008 on facilities at Saxon, Musreau and Elmworth in West Central Alberta. This historical Alberta

Government sponsored royalty reduction program was designed to offset costs incurred by producers for the development of natural gas facilities. Excluding this adjustment the royalty rate for the second quarter of 2009 would have been approximately 17%. Based on our projected product prices for the remainder of 2009 royalty rates are forecast at approximately 18% of oil and gas revenue.

Operating Expense

	3 Months Ended 06/30/09	3 Months Ended 06/30/08	Quarterly Change	6 Months Ended 06/30/09	6 Months Ended 06/30/08	Change
Operating expense	$3,624	$4,261	(15)%	$7,599	$7,230	5%
Transportation costs	$131	$219	(40)%	$394	$429	(8)%
	$3,755	$4,480	(16)%	$7,993	$7,659	4%
Per boe (6:1)	$12.40	$14.26	(13)%	$12.36	$13.46	(8)%

Operating expenses have decreased 13% on a per boe basis in the second quarter of 2009 over the same period in 2008 due to operational efficiencies particularly in the Plains core area. Heavy oil operating costs were reduced from $15.29 per barrel for the three months ended June 30, 2008 to $13.62 per barrel for the three months ended June 30, 2009 due to lower fuel and workover costs. Overall operating costs per boe for the first half of 2009 are 8% below the prior period. Operating costs are expected to increase slightly for the balance of 2009 but are anticipated to remain below $13.00 per boe on an annualized basis.

General and Administrative (G&A) Expense

G&A Expense	3 Months Ended 06/30/09	3 Months Ended 06/30/08	Quarterly Change	6 Months Ended 06/30/09	6 Months Ended 06/30/08	Change
Gross	$1,153	$1,136	0%	$2,186	$2,381	(8)%
Per boe (6:1)	$3.81	$3.61	4%	$3.38	$4.18	(19)%
Capitalized	$372	$371	0%	$752	$823	(9)%
Per boe (6:1)	$1.23	$1.18	4%	$1.16	$1.45	(20)%
Net	$781	$765	2%	$1,434	$1,558	(8)%
Per boe (6:1)	$2.58	$2.43	6%	$2.22	$2.73	(19)%

G&A expenses in the second quarter and first half of 2009 are comparable to the same periods in 2008. The Company capitalizes certain G&A expenses based on personnel involved in exploration and development activities, including certain salaries and related overhead costs. G&A expenses for the remainder of the year are expected to rise on an absolute and per boe basis as staffing levels return to normal and planned activity levels increase.

Interest Expense

	3 Months Ended 06/30/09	3 Months Ended 06/30/08	Quarterly Change	6 Months Ended 06/30/09	6 Months Ended 06/30/08	Change
Interest expense	$277	$462	(40)%	$535	$849	(37)%
Per boe (6:1)	$0.92	$1.47	(37)%	$0.83	$1.49	(44)%

Interest incurred is as a result of bank borrowings. Interest expense has decreased in the second quarter and first half of 2009 compared to the same periods in 2008 due to significantly lower interest rates with comparable debt levels. The average effective interest rate for first half of the year was 3.1% compared to 5.6% for the same period in 2008.

Depletion, Depreciation and Accretion (DD&A)

	3 Months Ended 06/30/09	3 Months Ended 06/30/08	Quarterly Change	6 Months Ended 06/30/09	6 Months Ended 06/30/08	Change
D&D expense	$6,629	$7,336	(10)%	$14,186	$13,065	9%
Per boe (6:1)	$21.88	$23.34	(6)%	$21.94	$22.97	(4)%
Accretion expense	$66	$63	5%	$130	$123	6%
Per boe (6:1)	$0.22	$0.20	10%	$0.20	$0.22	(9)%

The depletion and depreciation expense and boe rate for the three months ended June 30, 2009 is lower than the same period in 2008 due to a higher reserve base from reserve additions that occurred primarily in the Plains core area in the latter part of 2008. On a year to date basis the depletion and depreciation expense is comparable.

Accretion represents the change in the time value of the asset retirement obligation ("ARO"). The underlying ARO may increase over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can be reduced as a result of abandonment work undertaken and reducing future obligations.

Taxes

The Company pays Saskatchewan resource capital taxes based on its production in the province. Rock does not have current income tax payable and does not expect to pay current income taxes in 2009 as the Company and its subsidiaries have estimated resource tax pools available at December 31, 2008 of $114.7 million.

Funds from Operations and Net Income (loss)

	3 Months Ended 06/30/09	3 Months Ended 06/30/08	Quarterly Change	6 Months Ended 06/30/09	6 Months Ended 06/30/08	Change
Funds from operations	$5,195	$13,785	(62)%	$9,091	$21,325	(57)%
Per boe (6:1)	$17.15	$43.86	(61)%	$14.06	$37.48	(62)%
Per share - basic	$0.20	$0.53	(62)%	$0.35	$0.82	(57)%
- diluted	$0.20	$0.53	(62)%	$0.35	$0.82	(57)%
Net Income/(loss)	($1,745)	$4,020	(143)%	($4,006)	$5,240	(176)%
Per boe (6:1)	($5.76)	$12.79	(145)%	($6.20)	$9.21	(167)%
Per share - basic	($0.07)	$0.16	(138)%	($0.15)	$0.20	(175)%
- diluted	($0.07)	$0.15	(143)%	($0.15)	$0.20	(175)%
Weighted average shares outstanding						
- basic	26,157,555	25,877,642	1%	26,029,411	25,877,642	1%
- diluted	26,165,392	26,068,022	0%	26,029,411	25,896,543	1%

Funds from operations for the periods ended June 30, 2009 decreased over the prior year periods due to significantly reduced commodity prices. The decrease was partially offset by lower royalties and interest expense. The low commodity prices also contributed to the net loss for the second quarter and first half of 2009. Basic shares outstanding increased 1% over the 2008 periods primarily due to a private placement in April 2009.

Capital Expenditures

	3 Months Ended 06/30/09	3 Months Ended 06/30/08	Quarterly Change	6 Months Ended 06/30/09	6 Months Ended 06/30/08	Change
Land	$293	$1,784	(84)%	$382	$1,846	(79)%
Seismic	463	275	68%	466	604	(23)%
Drilling, completion & facilities	1,483	4,773	(69)%	4,366	20,268	(78)%
Capitalized G&A	372	371	0%	752	823	(9)%
Total operations	2,611	7,203	(64)%	5,966	23,541	(75)%
Other	54	236	(77)%	73	296	(75)%
Total capital expenditures	2,665	7,439	(58)%	6,039	23,837	(73)%
Drilling incentive credits	(570)	-	N.A.	(570)	-	N.A.
Total net capital expenditures	$2,095	$7,439	(67)%	$5,469	$23,837	(76)%

Spending in the second quarter and first half of 2009 was significantly lower than the same periods in 2008 due to reduced drilling activity and from minimal facilities construction activity in 2009. In the Plains core area Rock drilled 4 (4.0 net) heavy oil wells in the second quarter of 2009 with 100% success. These wells were part of an initial 8 (8.0 net) well heavy oil program which was completed in July 2009. In the West Central core area Rock drilled 2 (1.3 net) natural gas wells at Saxon and Elmworth in the first quarter of 2009. Rock's capital budget for the remainder of 2009 has been increased to $19 million to expand the initial 8 (8.0 net) heavy oil well program to a 20 (20.0 net) heavy oil well program. Production from this expanded program is expected to be added during the third and fourth quarters of 2009 and into the first quarter of 2010.

Liquidity and Capital Resources

Rock currently projects a self financed capital expenditure program for the year at $19 million against anticipated funds from operations of $19.3 million. The Company has a working capital deficiency (including draws under its operating loan facility) of $34.8 million at June 30, 2009. The Company's total debt to second quarter 2009 annualized funds from operations ratio was 1.7 to 1. This ratio has fallen from 2.4 to 1 for the first quarter of 2009 primarily due to improved crude oil pricing and from reduced capital spending. The Company will continue to monitor capital, debt and cash levels and make adjustments in order to maintain an appropriate debt to funds from operations level which is expected to remain at approximately 1.7 to 1 by the end of 2009.

The Company has a demand operating loan facility with a Canadian chartered bank. The facility is subject to the bank's valuation of the Company's oil and gas assets. The facility bears interest at the bank's prime rate or at prevailing banker's acceptance rate plus an applicable bank fee, which varies depending on the Company's debt to funds from operations ratio. The facility also bears a standby charge for un-drawn amounts. The facility is secured by a first ranking floating charge on all real property of the Company, its subsidiary and partnership and a general security agreement. A review was completed in June 2009 that established the available facility at $47 million. The next interim review for the facility is scheduled to be completed by October 1, 2009. As at August 12, 2009 approximately $33 million was drawn under the facility.

Selected Quarterly Data

The following table provides selected quarterly information for Rock.

	3 Months Ended 06/30/09 (unaudited)	3 Months Ended 03/31/09 (unaudited)	3 Months Ended 12/31/08 (unaudited)	3 Months Ended 09/30/08 (unaudited)	3 Months Ended 06/30/08 (unaudited)	3 Months Ended 03/31/08 (unaudited)	3 Months Ended 12/31/07 (unaudited)	3 Months Ended 09/30/07 (unaudited)
Production (boe/d)	3,329	3,818	3,959	3,526	3,454	2,798	2,672	1,965
Oil and gas revenues	$11,621	$11,683	$15,746	$24,432	$24,774	$15,324	$11,136	$8,124
Price realizations ($/boe)	$38.37	$33.99	$43.23	$75.32	$78.82	$60.18	$45.30	$44.94
Royalties ($/boe)	$5.16	$7.61	$9.24	$16.02	$16.53	$13.11	$8.21	$9.18
Operating expense ($/boe)	$12.40	$12.33	$14.99	$13.08	$14.26	$12.48	$12.28	$12.38
Field netback ($/boe)	$20.81	$14.05	$19.00	$46.22	$48.03	$34.59	$24.81	$23.38
G&A expense ($/boe)	$2.58	$1.90	$2.72	$2.12	$2.43	$3.11	$3.88	$2.92
Funds from operations	$5,195	$3,896	$5,516	$13,906	$13,785	$7,540	$4,735	$3,597
Per share - basic	$0.20	$0.15	$0.21	$0.54	$0.53	$0.29	$0.18	$0.17
- diluted	$0.20	$0.15	$0.21	$0.53	$0.53	$0.29	$0.18	$0.17
Net income/(loss)	$(1,745)	$(2,261)	$(2,083)	$(1,266)	$4,020	$1,220	$290	$15
Per share - basic	$(0.07)	$(0.09)	$(0.08)	$(0.05)	$0.16	$0.05	$0.01	$0.00
- diluted	$(0.07)	$(0.09)	$(0.08)	$(0.05)	$0.15	$0.05	$0.01	$0.00
Capital expenditures	$2,095	$3,374	$9,256	$18,174	$7,439	$16,398	$7,488	$8,367
	As at 06/30/09	As at 03/31/09	As at 12/31/08	As at 09/30/08	As at 06/30/08	As at 03/31/08	As at 12/31/07	As at 09/30/07
Working capital deficiency (i)	$34,777	$38,100	$38,622	$34,903	$30,528	$37,933	$29,072	$26,589

(i) Working capital deficiency is calculated as current assets less current liabilities including bank debt.

Crude oil and natural gas production has grown 64% since the third quarter of 2007 from a combination of the Greenbank acquisition at the end of the third quarter of 2007, growth in the West Central Alberta area and increased heavy oil production in the Plains area. However, realized commodity prices for the first and second quarters of 2009 were the lowest over the same time period. Royalties per boe have remained fairly consistent at approximately 21 percent with the exception of the second quarter of 2009 which included a benefit and related reduction in gas crown royalties for facility expenditures made in West Central Alberta in 2008. Higher commodity prices during 2008 contributed to operating cost pressures particularly for trucking, fuel and well servicing costs. During the first half of 2009 a focus on operating expense reductions contributed to a lower operating expense of $12.40 per boe in the second quarter of 2009 and $12.33 per boe in the first quarter of 2009. Although G&A expenses have remained relatively consistent on an absolute basis since the third quarter of 2007 per unit costs have decreased as production has increased. Funds from operations have varied primarily due to changes in commodity price levels particularly in the first and second quarters of 2009 and the fourth quarter of 2008. Net income has improved over the first two quarters of 2009 based on an increase in funds from operations. A goodwill write down of $5.7 million was taken in the third quarter of 2008. Management decided to reduce capital expenditures in the first and second quarters of 2009 from the prior quarters in 2008 and 2007 primarily due to the uncertainty in the current commodity price environment.

Contractual Obligations

In the course of its business the Company enters into various contractual obligations including the following:

- royalty agreements,
- processing agreements,
- right of way agreements, and
- lease obligations for leased premises.

Obligations with a fixed term for the remainder of 2009 and the next five years are as follows:

	2009	2010	2011	2012
Office lease premises	$414	$828	$828	$552
Processing agreements	$180	$288	$238	$159

Outstanding Share Data

At the date of this report there are 26,207,243 common shares outstanding and 1,419,149 options to purchase common shares outstanding.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Management reported on its disclosure controls and procedures and the design of its internal controls over financial reporting in the year end 2008 MD&A. There has been no material change to the Company's disclosure controls or procedures or to the design of internal controls over financial reporting since that time

Business Risks

Rock is exposed to a number of business risks, some of which are beyond its control, as are all companies in the oil and gas exploration and production industry. These risks can be categorized as operational, financial and regulatory.

Operational risks include generating, finding and developing, and acquiring oil and natural gas reserves on an economical basis (including acquiring land rights or gaining access to land rights), reservoir production performance, marketing, production, hiring and retaining employees, and accessing contract services on a cost-effective basis. Rock attempts to mitigate these risks by employing highly qualified staff and operating in areas where employees have expertise. In addition the Company outsources certain activities to be able to lever industry expertise, without having the burden of hiring full-time staff given the current scope of operations. Typically the Company has outsourced the marketing and certain engineering and land functions. Rock is attempting to acquire existing oil and natural gas operations; however, Rock will be competing against many other companies for such operations, many of which will have greater access to resources. As a small company, gaining access to contract services may be difficult given the competitive nature of the industry, but Rock will attempt to mitigate this risk by utilizing existing relationships.

Financial risks include commodity prices, the US/Canadian dollar exchange rate and interest rates, all of which are largely beyond the Company's control. Currently Rock has not used any financial instruments to mitigate these risks. The Company would consider using these financial instruments depending on the operating environment. The Company also will require access to capital. Currently Rock has a debt facility in place and intends to use its debt capacity in the future in conjunction with capital expenditures including acquisitions. It intends to use prudent levels of debt to fund capital programs based on the expected operating environment. It also intends to access equity markets to fund opportunities; however, the ability to access these markets will be determined by many factors, many of which will be beyond the control of the Company.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, have caused significant volatility to commodity prices. These conditions worsened in 2008 and are continuing in 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. These factors have negatively impacted company valuations and will impact the performance of the global economy going forward.

Petroleum prices are expected to remain volatile for the near future as a result of market uncertainties over the supply and the demand of these commodities due to the current state of the world economies, OPEC actions and the ongoing credit and liquidity concerns. Volatile oil and natural gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and natural gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

In addition, bank borrowings available to the Company may, in part, be determined by the Company's borrowing base. A sustained material decline in prices from historical average prices could reduce the Company's borrowing base, therefore reducing the bank credit available to the Company which could require that a portion, or all, of the Company's bank debt be repaid. In the current economic climate, including the recent deterioration in commodity prices, the Company's ability to access both credit and equity markets may be compromised or prohibited as many credit lenders and equity investors are restricting funds available to companies like Rock and as a result, Rock may have to alter its future spending plans.

Rock is subject to various regulatory risks, principally environmental in nature. The Company has put in place a corporate safety program and a site-specific emergency response program to help manage these risks. The Company hires third-party consultants to help develop and manage these programs and help Rock comply with current environmental legislation. Increased public and political concern regarding climate change issues will likely result in increased regulation regarding emissions standards. Given that the Company produces hydrocarbons, such regulation could cause Rock to alter the way it operates and also result in additional costs and taxes associated with climate change regulation which could have a material effect on the Company.

Environmental Regulation and Risk

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to 6 percent below 1990 emission levels. The Federal government has introduced legislation aimed at reducing greenhouse gas emissions using a "intensity based" approach, the specifics of which have yet to be determined. Bill C-288, which is intended to ensure that Canada meets its global climate change obligations under the Kyoto Protocol, was passed by the House of Commons on February 14, 2007. There has been much public debate with respect to Canada's ability to meet these targets and the Federal government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of the Company.

There were no changes to environmental regulations and risks during the first quarter 2009, from those outlined in the MD&A of the Company as at December 31, 2008 which has been filed on SEDAR at www.sedar.com.

Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact of those requirements on the Company and its operations and financial condition.

International Financial Reporting Standards

In February 2008, the CICA accounting Standards Board confirmed the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprise interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011. The eventual changeover to IFRS represents a change due to new accounting standards. The transition from current Canadian GAAP to IFRS is a significant undertaking that may materially affect the Company's reported financial position and results of operations.

The International Accounting Standards Board ("IASB") has approved amendments and exemptions to IFRS 1 in order to make it more useful to Canadian entities adopting IFRS for the first time. One such exemption relating to full cost oil and gas accounting reduces the administrative burden in the transition from the current Canadian Accounting Guideline 16 to IFRS. The amendment will permit the Company to apply IFRS prospectively to their full cost pool, rather than the retrospective assessment of capitalized exploration and development expenses, with the proviso that a ceiling test, under IFRS standards, be conducted at the transition date.

Although the Company has not completed development of its IFRS changeover plan, when finalized it will include project structure and governance, resourcing and training, an analysis of key GAAP differences and a phase plan to asses accounting policies under IFRS as well as potential IFRS 1 exemptions. The Company anticipates completing its project scoping, which will include a timetable for assessing the impact on data systems, internal controls over financial reporting, and business activities, such as financing and compensation arrangements, during 2009.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Allen J. Bey, President and Chief Executive Officer of Rock Energy Inc., certify the following

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Rock Energy Inc. (the "issuer") for the interim period ended June 30, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** The issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Committee on Sponsoring Organizations (COSO) framework.

6. ***Reporting changes in ICFR*:** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on April 1, 2009 and ended on June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: August 12, 2009

Signed "Allen J. Bey"
Allen J. Bey
President and CEO

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, John H. Van de Pol C.A., Vice President Finance and CFO of Rock Energy Inc., certify the following

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Rock Energy Inc. (the "issuer") for the interim period ended June 30, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** The issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Committee on Sponsoring Organizations (COSO) framework.

6. ***Reporting changes in ICFR*:** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on April 1, 2009 and ended on June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: August 12, 2009

Signed "John H. Van de Pol"
John H. Van de Pol C.A.
Vice President, Finance and CFO